March 19, 2012

Mr. Ernest Greene
United States Securities and Exchange Commission
Washington D.C. 20549-4631

RE:	Liquidmetal Technologies, Inc.
Form 8K
Filed March 14, 2012
File No. 1-31332

Dear Mr. Greene,

We acknowledge receipt of your comment letter dated March 16, 2012 regarding the above referenced filing.

I have spoken with an SEC staff member who assisted us in the past and explained our current circumstances regarding our SEC filings.  Because of our limited resources in our Accounting Department and the fact that our business has changed significantly as a result of the divestment of our subsidiary businesses, all of which will be classified as discontinued operations, we received a verbal authorization to restate all the relevant financial information in our upcoming 10K for 2011, including footnotes with comprehensive disclosures indicating the restated financials and the periods affected.

After receiving your comment letter, I corresponded with the SEC staff member and again received confirmation that Mr. John Cash has approved our presenting all the restated financials in our upcoming 10K filing for 2011.

I appreciate the SEC’s allowing us to restate our financials in one document and thank you for your assistance in this matter as well.

Yours truly,

/s/ Tony Chung
Chief Financial Officer
Liquidmetal Technologies, Inc.